Exhibit 99.163

DeFi Technologies’ Subsidiary Valour Expands Offerings with First-Ever Valour Bittensor (TAO) SEK ETP in the Nordics on Spotlight Stock Market

●	Introduction of Valour Bittensor (TAO) SEK ETP: DeFi Technologies’ subsidiary Valour Inc. has launched the Valour Bittensor (TAO) ETP on Sweden’s Spotlight Stock Market, marking the first Bittensor ETP in the Nordics and expanding its suite of digital asset products with this cutting-edge decentralized machine learning asset. With a market cap of $3.9 billion, TAO ranks #25 among digital assets globally.

●	Investment Opportunities in Decentralized Machine Learning: The Valour Bittensor (TAO) SEK ETP provides Nordic investors with unique exposure to TAO, the native token of the Bittensor network, now accessible for the first time in the region. Bittensor revolutionizes machine learning by creating a decentralized, peer-to-peer marketplace where machine intelligence can be exchanged, fostered, and traded. This network functions as a hive mind, pooling AI model intelligence into an ever-growing digital knowledge base and incentivizing global collaboration among developers.

●	Strategic Product Expansion: The launch of the first Valour Bittensor ETP in the Nordics underscores Valour’s commitment to bringing innovative digital assets to the market. Listed on the Spotlight Stock Market, this ETP offers Nordic investors the opportunity to invest in groundbreaking advancements within decentralized AI and machine learning, representing a significant step forward in providing regional access to transformative digital assets.

Toronto, Canada, October 30, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a crypto-native technology company at the forefront of merging traditional capital markets with decentralized finance (“DeFi”), proudly announces that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange-traded products (“ETPs”) providing simplified access to digital assets, has listed the first-ever Valour Bittensor (TAO) ETP in the Nordics on the Spotlight Stock Market. This launch provides investors with seamless access to TAO, the token that fuels Bittensor’s decentralized machine learning protocol. With a market cap of $ 3.9 billion, TAO ranks #25 among digital assets globally.

The Valour Bittensor (TAO) SEK ETP (ISIN: CH1213604619) is the latest addition to Valour’s range of innovative digital asset products, now available to Nordic investors. The ETP brings unparalleled exposure to the Bittensor network, which turns machine intelligence into a tradable asset within a decentralized marketplace. TAO’s unique utility extends beyond traditional token use by representing individual contributions to this shared intelligence pool, embodying the collective insights within the Bittensor ecosystem. Featuring a 1.9% management fee, this ETP provides streamlined access to the rapidly growing world of decentralized AI.

“With the TAO ETP, we’re setting a new standard for AI-backed investments, linking investors to the future of decentralized intelligence,” commented Elaine Buehler, Head of Product at Valour. “This launch brings traditional investors into a dynamic AI ecosystem, pushing the boundaries of digital asset investment in the Nordics for the first time.”

Unlike traditional centralized machine learning models, Bittensor allows AI models to exchange capabilities and predictions directly in a peer-to-peer network. This decentralized structure encourages diversity and innovation, making Bittensor a key driver in the evolution of machine learning.

“By launching the Valour Bittensor ETP in Sweden, we’re expanding investor access to the transformative potential of decentralized machine learning,” said Johanna Belitz, Head of Nordics at Valour. “Our focus remains on providing high-quality products that reflect current market demands and foster innovation. This is an important milestone as the first Bittensor ETP in the Nordics.”

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK), Hedera (HBAR), Core (CORE), Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Sui (SUI), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of Valour Bittensor (TAO) ETP; the development of the TAO token; investor confidence in Valour’s ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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